A Good Start to 2012

I confess to being a little superstitious. So when I say I'm reluctant to tell you that our stock Growth & Income Fund is off to a good start for 2012, it's only because I don't want to jinx us.Last year we also had a good start, only to give it back with a fourth quarter decline. After the first two months of 2012, the Growth & Income Fund is up just over 15%. This can be compared to the S&P 500 index which is up 9.16%.

In last month's letter, I focused on the fact that within our stock Growth & Income Fund, we have invested 20% of the portfolio in precious metal stocks (gold & silver.) The feedback I received ranged from cheers to jeers, but the most often asked question is why? Let me explain. The entire history of paper currency contains not a single lasting success.Paper currencies have a perfect record; an average life of 45 years which always ends in failure. Sooner or later the laws of economics clash with the rule of politics. When that happens, economics always wins.

History has taught us that it's much easier to get into debt than get out of debt. The temptation to paper over bad debt with more bad debt is irresistible and amazingly simple. Whether you call it a con game or a Ponzi scheme doesn't really matter. At this point, the paper currency game is about to end. With fifteen trillion in debt, the dollar is becoming worthless.
Gold has a several thousand year history of stepping in as the alternative form of money. That is why 20% of our portfolio is in precious metal stocks.

Interest Rates/ Bond Income Fund

I wish I had more to write about with respect to our bond Income Fund but perhaps "no news is good news." Interest rates have continued to trade in a very narrow range and after two months, the Elite Income Fund is up 1.15%. The Lipper Short-Term and Intermediate-Term bondindices are up 1.2% and 2.1% respectively.

Over the course of the next year we believe that with respect to interest rates; "what you see is what you get." The Federal Reserve has told us they intend to keep interest rates low.

Warm Regards

Dick McCormick

NAV Value as of 2/29/12

Elite Income Fund: $10.47

Growth & Income: $15.57